Mobile Global Esports, Inc.

February 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech, Esq.

RE: Mobile Global Esports, Inc. (“Company”)

Registration Statement on Form S-1, filed February 9, 2023

(File No. 333-267794) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Mobile Global Esports, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m. ET on Monday, February 13, 2023, or as soon thereafter as is practicable, unless we or our outside counsel, Donald G. Davis request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Donald Davis, Esq at 213 400 2007.

Very truly yours,

MOBILE GLOBAL ESPORTS, INC.

/s/ David Pross
Name:	David Pross
Title:	Chief Executive Officer